PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 11, 1995,
AS AMENDED NOVEMBER 27, 1996)

                                1,000,000 SHARES           This filing is made
                                                           pursuant to Rule
                       SOUTHERN CALIFORNIA WATER COMPANY   424(b)(5) under the
                                 COMMON SHARES             Securities Act of
                                                           1933, in connection
                          (PAR VALUE $2.50 PER SHARE)      with Registration
                                                           No. 33-60441
                            ------------------------

     The Company's Common Shares are listed on the New York Stock Exchange under the symbol "SCW." On December 16, 1996, the last reported sale price of the Company's Common Shares on the New York Stock Exchange was $21 3/4 per share.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
        OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE
          CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

===============================================================================
                                      UNDERWRITING DISCOUNTS
                         PRICE TO               AND             PROCEEDS TO
                          PUBLIC          COMMISSIONS(1)         COMPANY(2)
-------------------------------------------------------------------------------
Per Share.........        $21.50               $0.91               $20.59
-------------------------------------------------------------------------------
Total(3)..........      $21,500,000          $910,000           $20,590,000
===============================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deduction of estimated expenses payable by the Company of $125,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 100,000 additional Common Shares on the same terms as set forth above to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $23,650,000, $1,001,000, and $22,649,000, respectively.
    See "Underwriting."

     The Common Shares are offered by the several Underwriters, subject to prior sale, when, as and if delivered and accepted by them, subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the Common Shares will be made on or about December 20, 1996.

                            ------------------------

A.G. EDWARDS & SONS, INC.
                          EDWARD D. JONES & CO., L.P.

                                                LEGG MASON WOOD WALKER
                                                          INCORPORATED

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 16, 1996.

                         [MAP OF COMMUNITIES SERVED BY
                       SOUTHERN CALIFORNIA WATER COMPANY]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              SUMMARY INFORMATION

     The following is qualified in its entirety by the information and financial statements (including notes) incorporated by reference in this Prospectus Supplement and Prospectus.

                                  THE COMPANY

Company..............................  Southern California Water Company
Business.............................  Water and electric utility
Service area.........................  Service is provided in 17 operating districts, of which 16 are water districts and one is an electric
                                       district, located in ten counties in California. In
                                       1995, approximately 92% of the Company's revenues were
                                       derived from the sale of water and 8% from the sale of
                                       electricity.
Estimated service area population....  1,000,000
Active customers (as of September 30,
  1996)..............................  260,435
                                        THE OFFERING
Securities offered...................  1,000,000 Common Shares, par value $2.50 per share
                                       (excludes 100,000 Common Shares issuable upon exercise
                                       of over-allotment option by the Underwriters)
Number of Common Shares outstanding
  at September 30, 1996..............  7,878,628
New York Stock Exchange Symbol.......  SCW
Range of stock prices on the New York
  Stock Exchange January 1, 1996 --
  December 16, 1996..................  $18 3/4 - $24 1/8
Closing price on December 16,
  1996...............................  $21 3/4
Current indicated annual dividend
  rate...............................  $1.24 (See "Common Share Price Range and Dividends")
Use of proceeds......................  To retire short-term bank borrowings incurred for the acquisition of property, for utility plant
                                       construction and for general corporate purposes

                  SELECTED FINANCIAL AND OPERATING INFORMATION
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                    TWELVE MONTHS
                                                        ENDED            YEAR ENDED DECEMBER 31,
                                                    SEPTEMBER 30,   ---------------------------------
                                                        1996          1995        1994        1993
                                                    -------------   ---------   ---------   ---------
INCOME STATEMENT DATA:
Operating revenues................................     $148,439      $129,813    $122,675    $108,506
Operating income..................................       24,329        21,388      18,930      20,050
Earnings available for common shareholders........       14,314        12,069      11,240      11,926
PER SHARE DATA:
Earnings per Common Share.........................        $1.82         $1.54       $1.43       $1.66
Cash dividends paid per Common Share..............         1.22          1.21        1.20        1.19
Weighted average number of Common Shares
  outstanding.....................................    7,850,717     7,845,592   7,842,271   7,185,549
OPERATING DATA:
Total water sold (millions of gallons)............       60,341        55,724      56,747      52,764
Total electric sales (megawatt hours).............      115,790       111,519     110,234     106,234
Total customers...................................      260,435       259,437     258,236     257,116

                                                                     SEPTEMBER 30, 1996
                                                        ---------------------------------------------
                                                               ACTUAL              AS ADJUSTED(1)
                                                        ---------------------   ---------------------
                                                         AMOUNT    PERCENTAGE    AMOUNT    PERCENTAGE
                                                        --------   ----------   --------   ----------
CAPITALIZATION (EXCLUDING CURRENT AMOUNTS):
Long-term debt........................................  $107,278       45.4%    $115,278       43.6%
Preferred shares subject to mandatory redemption......       520         .2          520         .2
Preferred shares not subject to mandatory
  redemption..........................................     1,600         .7        1,600         .6
Common shareholders' equity...........................   126,730       53.7      147,195       55.6
                                                        --------      -----     --------      -----
  Total capitalization................................  $236,128      100.0%    $264,593      100.0%
                                                        ========      =====     ========      =====
  Short-term debt.....................................  $ 34,000                $ 14,000
                                                        ========                ========

---------------

(1) As adjusted for (i) the receipt and application of the net proceeds from the sale of 1,000,000 Common Shares at the offering price of $21 1/2 per share, and (ii) the borrowing by the Company on December 13, 1996 of $8,000,000 from the California Pollution Control Financing Authority in connection with that Authority's issuance of Water Distribution Facilities Revenue Bonds (Southern California Water Company Project) 1996 Series A dated December 1, 1996. The loan from the California Pollution Control Financing Authority has a maturity date of December 1, 2026 and an interest rate of 5.5%.

                                  THE COMPANY

GENERAL

     Southern California Water Company (the "Company") is a public utility company engaged principally in the purchase, production, distribution and sale of water. The Company also distributes electricity in one community, but has no generating facilities of its own. The Company, regulated by the California Public Utilities Commission ("CPUC"), was incorporated on December 31, 1929 under the laws of the State of California as American States Water Services Company of California as the result of the consolidation of 20 water utility companies. From time to time, additional water companies and municipal water districts have been acquired and properties in limited service areas have been sold. The Company's present name was adopted in 1936.

     The Company is organized into three regions operating within 75 communities in 10 counties throughout the State of California and provides water service in 21 customer service areas. As of September 30, 1996, approximately 73% of the Company's water customers were located in the greater metropolitan areas of Los Angeles and Orange Counties. The Company also provides electric service to the City of Big Bear Lake and surrounding areas in San Bernardino County. The Company served 239,979 water customers and 20,456 electric customers at September 30, 1996, or a total of 260,435 customers compared with 258,407 total customers served at September 30, 1995.

                          CERTAIN RECENT DEVELOPMENTS

RECENT FINANCIAL RESULTS

     The Company's results of operation for the nine months and twelve months ended September 30, 1996 and September 30, 1995 are summarized below.

                                                 NINE MONTHS ENDED    TWELVE MONTHS ENDED
                                                   SEPTEMBER 30,         SEPTEMBER 30,
                                                 ------------------   -------------------
                                                   1996      1995       1996       1995
                                                 --------   -------   --------   --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
        Total operating revenues...............  $115,508   $96,882   $148,439   $126,195
        Operating income.......................    19,157    16,217     24,329     21,111
        Earnings available for common
          shareholders.........................    11,608     9,363     14,314     11,974
        Earnings per Common Share..............      1.48      1.19       1.82       1.53

     Earnings per Common Share for the nine months ended September 30, 1996 were $1.48 as compared to $1.19 for the nine months ended September 30, 1995, an increase of 24.4%. Earnings for the twelve months ended September 30, 1996 increased by 19.0% to $1.82 per share as compared to $1.53 per share for the twelve months ended September 30, 1995.

     Water sales volumes for the nine and twelve months ended September 30, 1996 increased by 10.8% and 13.7%, respectively, as compared to the same periods ended September 30, 1995. Water operating revenues increased by 20.3% and 18.8% in the nine month and twelve month periods ended September 30, 1996, respectively, as compared to the same periods last year as a result of the impact of general, step and attrition rate increases and the increased water sales. The increased water sales were due to additional customers and periods of above normal temperatures.

     Electric operating revenues for the nine and twelve month periods ended September 30, 1996 increased by 7.7% and 5.6%, respectively, over the comparable periods ending September 30, 1995 as a result of increased kilowatt-hour sales volumes and increased rates which were effective January 1, 1996. Kilowatt-hour sales of electricity increased by 5.6% and 2.9% for the nine and twelve months ended September 30, 1996, respectively, as compared to the same periods last year. The increased sales were due to additional customers and the increased use of snow-making equipment by customers in the winter of 1996.

RATES AND REGULATION

     The Company is subject to regulation by the CPUC as to its water and electric businesses and properties. The CPUC has broad powers of regulation over public utilities with respect to service and facilities, rates, classifications of accounts, valuation of properties and the purchase, disposition and mortgaging of properties necessary or useful in rendering public utility service. It also has authority over the issuance of securities, the granting of certificates of convenience and necessity as to the extension of services and facilities and various other matters.

     Rates to customers of the Company vary among its 21 water customer service areas due to differences in operating conditions and costs. The customer service areas are currently grouped into 16 water districts for rate-making purposes. The Company's one electric customer service area is also a separate rate-making district. The Company continuously monitors its operations in all of its districts so that applications for rate changes may be filed, when warranted, on a district-by-district basis in accordance with CPUC procedure. Under the CPUC's practices, rates may be increased by three methods: general rate increases, offsets for certain expense increases and advice letter filings related to certain plant additions. General rate increases typically are for three-year periods and include "step" increases in rates for the second and third years.

     The Company filed an application for general rate relief, including step and attrition year changes, in six of its water rate-making districts in March, 1995. In December, 1995, the CPUC issued its final decision on those applications which, among other things, authorized a rate of return on common equity of 10.40%, increased depreciation rates and authorized recovery of postretirement medical benefit costs and resulted in an approximate increase in annual water operating revenues of $15 million. Rates approved by the CPUC were effective on January 1, 1996.

     The Company filed an application with the CPUC for a general rate increase in its Bear Valley Electric customer service area in September, 1995. In February, the Company reached a stipulated settlement among all parties which included the 10.40% return on common equity stipulated in the Company's water rate cases discussed previously. The CPUC issued its final decision in this matter, which approved the settlement stipulation, on May 14, 1996. The annual rate increase of $1.3 million, which was approved by the CPUC, went into effect on May 19, 1996.

     In March, 1996, the Company filed applications to increase water rates by $142,000 in two of its customer service areas to recover costs associated with 1996 and 1997 capital projects in those areas. The Company and the CPUC staff have worked out terms of a settlement stipulation, which was supported by an opinion of the Administrative Law Judge assigned to the case. The settlement stipulation provides for rate increases totaling $142,000 annually and provides a return on common equity of 10.4%. A final decision by the CPUC is anticipated by December, 1996, with rates effective in January, 1997.

     On November 4, 1996, the Company filed an application with the CPUC seeking recovery through rates of an estimated $5.3 million in costs associated with its participation in the coastal aqueduct extension of the State Water Project (the "Project"). The Company is currently unable to predict if the CPUC will authorize recovery of all or any of the costs associated with the Project.

WATER SUPPLY

     During the twelve months ended September 30, 1996, the Company produced 192,650 acre-feet of water of which 57% of total supply came from pumped sources, 42% was purchased and the remainder was produced by the Bureau of Reclamation. The Company produced 177,900 acre-feet of water during the twelve months ended September 30, 1995.

     The Metropolitan Water District of Southern California (the "MWD") is a water district organized under the laws of the State of California for the purpose of delivering imported water to areas within its jurisdiction. The Company has 52 connections to the water distribution facilities of MWD and other municipal water agencies. MWD imports water from two principal sources: the Colorado River and the State Water Project ("SWP"). Available water supplies from the Colorado River and the SWP have historically been sufficient to meet most of MWD's requirements and MWD's supplies from these sources are anticipated to continue to remain adequate through 1997. MWD's import of water from the Colorado River is expected to decrease in future years due to the requirements of the Central Arizona Project in the State of Arizona. In response, MWD has taken a number of steps to secure additional storage capacity and increase available water supplies, including effecting transfers of water rights from other sources.

     In those customer service areas of the Company which pump groundwater, overall groundwater conditions remain at adequate levels. Accordingly, the Company believes that its water supplies are adequate to meet projected demands for the next year.

WATER-RELATED OPPORTUNITIES

     The Company has pursued, and expects to continue to pursue, opportunities to bid on long-term leases and operation and maintenance contracts for municipally owned retail water supply and distribution systems. The Company may bid on a stand-alone basis or together with other parties.

     On December 6, 1996 the Company, along with U.S. Water, L.L.C. ("USW"), formed Golden State Water Company LLC for the purpose of submitting a bid to operate and maintain the City of Garden Grove's water system. The Company and USW are also currently discussing the development of a framework for jointly pursuing other opportunities to lease, or operate and maintain municipally owned retail water supply and distribution systems and water treatment, wastewater collection and wastewater treatment facilities in California.

     USW performs contract operations and maintenance services for water and wastewater facilities primarily in the eastern portion of the United States. USW is owned by United Infrastructure Company, a general partnership formed by the Bechtel and Peter Kiewit organizations in response to the increasing demand for private sector involvement in infrastructure facilities, and by Northwest Water Holdings, Inc., a subsidiary of United Utilities PLC, a water and electric utility based in the United Kingdom which serves water and wastewater customers throughout the world.

FORWARD-LOOKING INFORMATION

     Certain matters discussed in this Prospectus Supplement and the accompanying Prospectus (including the documents incorporated therein by reference) are forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives, estimates or goals are also forward-looking statements. Such statements address future events and conditions concerning capital expenditures, earnings, litigation, rate and other regulatory matters, adequacy of water supplies, liquidity and capital resources, and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements, by reason of factors such as utility restructuring, including ongoing state and federal activities; future economic conditions, including changes in customer demand; future climatic conditions; legislative, regulatory and competitive developments in markets in which the Company operates; and other circumstances affecting anticipated revenues and costs.

                    USE OF PROCEEDS AND CONSTRUCTION PROGRAM

     The net proceeds from the sale of Common Shares offered hereby will be used to reduce the Company's outstanding short-term debt incurred for the acquisition of property, for the construction, completion, extension or improvement of the Company's facilities and for general corporate purposes. On November 25, 1996, the Company had outstanding short-term borrowings of $31 million with a weighted average interest cost of 5.81%.

     The Company's capital expenditures for construction and replacement of utility plant for 1993, 1994 and 1995 were $28,738,000, $30,935,000 and
$28,500,000, respectively. Estimated net capital expenditures for 1996 and 1997 are $25,000,000 and $27,500,000, respectively. These estimates are reviewed periodically by the Company and are subject to revision at any time.

                     COMMON SHARE PRICE RANGE AND DIVIDENDS

     Cash dividends on the Common Shares of the Company have been paid each year since 1931, and the annual dividend paid out has increased for 42 consecutive years. On October 28, 1996, the Board of Directors declared a quarterly cash dividend of $0.310 per share payable on December 1, 1996 to shareholders of record on November 12, 1996.

     The Board of Directors' policy has been to pay cash dividends on the Common Shares on a quarterly basis. Future cash dividends will be dependent upon the Company's earnings, financial condition, capital demands and other factors, and will be determined in accordance with policies established by the Board of Directors. See "Description of Capital Shares" in the accompanying Prospectus for certain restrictions upon the payment of cash dividends. Past dividend payments should not be taken as indicative of future dividend payments.

     The Company has a Dividend Reinvestment and Common Share Purchase Plan (the "Plan") pursuant to which shareholders may automatically reinvest Common Share cash dividends in additional Common Shares of the Company. Shareholders may also make optional cash purchases of Common Shares under the Plan in amounts up to $12,000 each per calendar year. No brokerage fees are charged in connection with such purchases.

     The Company's Common Shares are listed on the New York Stock Exchange and trade under the symbol "SCW."

     On November 25, 1996, the Company had 4,085 common shareholders of record. The following table sets forth the range of sales prices of the Common Shares, as reported by the New York Stock Exchange, and dividends paid thereon for the periods indicated.

                                                         SALES PRICE
                                                         ------------   QUARTERLY CASH
                                                         HIGH     LOW     DIVIDENDS
                                                         ----     ---   --------------
        1994:
          First Quarter................................  $22      $17 1/4   $0.300
          Second Quarter...............................   20 3/4   18 1/8    0.300
          Third Quarter................................   18 7/8   16        0.300
          Fourth Quarter...............................   17 5/8   15 1/4    0.300
                                                                            ------
                                                                            $1.200
                                                                            ======
        1995:
          First Quarter................................  $18 1/4  $15 3/4   $0.300
          Second Quarter...............................   19 7/8   15 7/8    0.300
          Third Quarter................................   19 3/8   16 3/4    0.300
          Fourth Quarter...............................   21       18 3/8    0.305
                                                                            ------
                                                                            $1.205
                                                                            ======
        1996:
          First Quarter................................  $22      $18 3/4   $0.305
          Second Quarter...............................   22 5/8   19 3/4    0.305
          Third Quarter................................   23 3/8   19 3/8    0.305
          Fourth Quarter (through December 16, 1996)...   24 1/8   21 1/8    0.310
                                                                            ------
                                                                            $1.225
                                                                            ======

The book value per share of the Common Shares at September 30, 1996 was $16.14 per share. For a recent closing sale price of the Common Shares, as reported on the New York Stock Exchange, see the cover page hereof.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement among the Company and A.G. Edwards & Sons, Inc., Edward D. Jones & Co., L.P. and Legg Mason Wood Walker, Incorporated (the "Underwriters"), the Underwriters have severally agreed to purchase from the Company the aggregate number of shares of the Company's Common Stock set forth opposite their respective names below.

                                                          NUMBER
                UNDERWRITER                              OF SHARES
                -----------                              ---------
        A.G. Edwards & Sons, Inc. .....................    334,000
        Edward D. Jones & Co., L.P. ...................    333,000
        Legg Mason Wood Walker, Incorporated...........    333,000
                                                         ---------
                  Total................................  1,000,000
                                                         =========

     Pursuant to the terms of the Underwriting Agreement, the Underwriters will acquire the shares of Common Stock offered hereby from the Company at the public offering price set forth on the cover page hereof less the underwriting discounts and commissions set forth on the cover page. The Underwriters propose to offer the shares to the public at the public offering price set forth on the cover page. Some of the shares offered to the public will be sold to certain dealers at the public offering price less a dealers' concession not in excess of $0.55 per share. The Underwriters and such dealers may allow a discount not in excess of $0.10 per share to other dealers. After the shares are released for sale to the public, the public offering price and other terms may be varied by the Underwriters.

     The nature of the obligations of the Underwriters is such that if any of the shares offered hereby are purchased, all of such shares must be purchased.

     The Company has granted to the Underwriters an option for 30 days to purchase (at the public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus) up to 100,000 additional shares. The Underwriters may exercise such option only to cover over-allotments of shares made in connection with the sale of the shares offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,000,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.

     The Company has agreed that it will not, for 90 days from and after the date of this Prospectus, sell, offer to sell, or otherwise dispose of, directly or indirectly, any shares of capital stock of the Company (other than shares offered hereby, shares issuable pursuant to a plan for employees or shareholders in effect on the date of this Prospectus, including the Company's Dividend Reinvestment and Common Share Purchase Plan and Investment Incentive Program, and Common Stock issuable on exercise of options outstanding on the date of this Prospectus) without the prior written consent of the Underwriters.

     A.G. Edwards & Sons, Inc. is a party to a placement agency agreement with the Company pursuant to which it acted as a placement agent for the Company's Issuances of Medium Term Notes ("MTNs") in 1995. The placement agency agreement contemplates future issuance of MTNs.

     Edward D. Jones & Co., L.P. acted as underwriter in an offering of $8,000,000 of Water Distribution Facilities Revenue Bonds (Southern California Water Company Project) 1996 Series A dated December 1, 1996 and issued on December 13, 1996 by the California Pollution Control Financing Authority. Edward D. Jones & Co., L.P. received customary fees and commissions in connection with such offering.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

PROSPECTUS

                       SOUTHERN CALIFORNIA WATER COMPANY

                                   SECURITIES
                            ------------------------

     Southern California Water Company (the "Company") may offer from time to time, in one or more series, its unsecured debt securities (the "Debt Securities"), and shares of its Common Shares, par value $2.50 per share (the "Common Shares"). The Debt Securities and the Common Shares are collectively referred to herein as the "Securities." The Securities will have an aggregate offering price not exceeding $70,000,000 and will be offered on terms to be determined at the time of offering.

     In the case of Debt Securities, the specific title, the aggregate principal amount, the purchase price, the maturity, the rate and time of payment of any interest, any redemption or sinking fund provisions, any conversion provisions and any other specific terms of the Debt Securities will be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"). In the case of Common Shares, the specific number of shares and issuance price per share will be set forth in an accompanying Prospectus Supplement. Unless otherwise disclosed in the applicable Prospectus Supplement, the Common Shares will be listed on the New York Stock Exchange under the symbol "SCW."

     Securities may be sold directly, through agents from time to time or through underwriters and/or dealers. If any agent of the Company or any underwriter is involved in the sale of the Securities, the name of such agent or underwriter and any applicable commission or discount will be set forth in the accompanying Prospectus Supplement. See "Plan of Distribution."

     The Debt Securities, if issued, will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. See "Description of Debt Securities."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
            TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

 THE DATE OF THIS PROSPECTUS IS AUGUST 11, 1995, AS AMENDED NOVEMBER 27, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at Room 1024 of the offices of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov.). The issued and outstanding Common Shares of the Company are listed on the New York Stock Exchange, and such reports, proxy statements and other information can also be inspected at such Exchange.

     This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933 and reference is hereby made to such Registration Statement, including the exhibits thereto.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are incorporated herein by reference the following documents of the Company filed with the Commission (file no. 0-1121): (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (2) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (3) Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; (4) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996; and (5) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial holder, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all the foregoing documents incorporated by reference herein, including exhibits specifically incorporated by reference in such documents but excluding all other exhibits to such documents. Requests should be made to Southern California Water Company, 630 East Foothill Boulevard, San Dimas, California 91773 (Telephone: (909) 394-3600), Attention: Office of the Treasurer.

                                  THE COMPANY

     The Company is a public utility regulated by the California Public Utilities Commission (the "CPUC"). The Company is engaged in the purchase, production, distribution and sale of water and in the purchase, distribution and sale of electricity.

     The Company was incorporated in California in 1929. Its executive offices are located at 630 East Foothill Boulevard, San Dimas, California 91773, and its telephone number is (909) 394-3600.

                                USE OF PROCEEDS

     The Company is unable to predict either the number of Common Shares or the amount of Debt Securities that will ultimately be sold or the prices at which, or other terms upon which, such Securities will be sold. However, the Company proposes to use the net proceeds from the sale of such Securities for the reimbursement of moneys actually expended from income, or from other moneys in the Company's treasury, for the acquisition of property, for the construction, completion, extension or improvement of the Company facilities or for other general corporate purposes. Such proceeds initially may be used to reduce short-term borrowings or may be invested in short-term securities. Such proceeds may also be used to refund certain existing debt obligations with maturities in excess of one year, in which event such refunded debt obligations will be specified in an applicable Prospectus Supplement.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial and other data for the Company and its consolidated subsidiaries for the periods indicated. Such information is qualified in its entirety by the more detailed financial information set forth in the financial statements and the notes thereto incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                 AT OR FOR THE YEAR ENDED DECEMBER 31,
                                      ------------------------------------------------------------
                                        1995         1994         1993         1992         1991
                                      --------     --------     --------     --------     --------
                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
BALANCE SHEET DATA
Total assets........................  $406,255     $383,627     $358,533     $312,491     $293,444
Total utility plant.................   334,968      314,879      294,990      277,525      258,558
Capital additions...................    28,738       30,935       28,500       28,162       32,472
Long-term debt......................   107,455       92,891       84,286       84,195       82,634
Preferred shares subject to
  mandatory redemption..............       520          560          600          640          680
Common Equity.......................   121,576      118,962      116,463       88,229       83,162
Total capitalization................   231,151      214,013      202,949      174,664      168,076
INCOME STATEMENT DATA
Total operating revenues............   129,813      122,675      108,506      100,660       90,660
Net gain from sale of operating
  properties........................        --          313           --          849        5,463
Net income..........................    12,165       11,338       12,026       12,142       15,363
Earnings available for common
  shareholders......................    12,069       11,240       11,926       12,040       15,259
Earnings per Common Share...........      1.54         1.43         1.66         1.82         2.34
Dividends declared per Common
  Share.............................     $1.21        $1.20        $1.19        $1.15        $1.10
Ratio of earnings to fixed
  charges...........................      3.16         3.55         3.05         3.41         2.92
Ratio of debt to total
  capitalization....................     46.5%        43.4%        41.5%        48.2%        49.2%

                         DESCRIPTION OF DEBT SECURITIES

     Debt Securities may be issued from time to time in series under the Indenture, dated as of September 1, 1993 (the "Indenture"), between the Company and Chemical Trust Company of California, as trustee (the "Trustee"), or such other trustee as may be designated in a Prospectus Supplement. As used under this caption, unless the context otherwise requires, "Offered Debt Securities" shall mean the Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement. The statements under this caption are brief summaries of certain provisions contained in the Indenture, do not purport to be complete and are qualified in their entirety by reference to the Indenture, including the definitions therein of certain terms, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following sets forth certain general terms and provisions of the Debt Securities. Further terms of the Offered Debt Securities will be set forth in a Prospectus Supplement.

GENERAL

     The Indenture provides for the issuance of Debt Securities in series and does not limit the principal amount of Debt Securities which may be issued thereunder.

     Reference is made to the applicable Prospectus Supplement for the following terms of the Offered Debt Securities: (1) the designation, aggregate principal amount and denominations; (2) the price at which such Debt Securities will be issued and, if an index formula or other method is used, the method for determining amounts of principal or interest; (3) the maturity date and other dates, if any, on which principal will be payable; (4) the interest rate or rates (which may be fixed or variable), if any; (5) the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest; (6) the manner of paying principal or interest; (7) the places where principal and interest will be payable; (8) the terms of any mandatory or optional redemption by the Company; (9) the terms of any redemption at the option of Holders; (10) whether and upon what terms any Debt Securities may be exchanged; (11) whether such Debt Securities are to be represented in whole or in part by a Debt Security in global form and, if so, the identity of the depositary ("Depositary") for any global Debt Security; (12) any tax indemnity provisions; (13) the amount or portion of principal payable upon acceleration of a discounted Debt Security; (14) whether and upon what terms Debt Securities may be defeased; (15) any events of default or restrictive covenants in addition to or in lieu of those set forth in the Indenture; (16) provisions for electronic issuance of Debt Securities or for Debt Securities in uncertificated form; and (17) any additional provisions or other special terms not inconsistent with the provisions of the Indenture, including any terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the Debt Securities.

     One or more series of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Tax and other special considerations applicable to any such discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

STATUS OF DEBT SECURITIES

     The Debt Securities will be unsecured and unsubordinated obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. At the date of this Prospectus, the Company had no outstanding indebtedness for money borrowed secured by a mortgage or pledge of or lien on assets.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in global form. A Debt Security in global form will be deposited with, or on behalf of, a Depositary, which will be identified in an applicable Prospectus Supplement. A global Debt Security may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Debt Security in global form may not be transferred except as a whole by the Depositary for such Debt

Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. If any Debt Securities of a series are issuable in global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such global Debt Security may exchange such interests for definitive Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of, premium and interest, if any, on any such global Debt Security and the material terms of the depositary arrangement with respect to any such global Debt Security.

ABSENCE OF RESTRICTIVE COVENANTS

     The Company is not restricted by the Indenture from paying dividends or from incurring, assuming or becoming liable for any type of debt or other obligations, including obligations secured by property of the Company. The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. The Indenture does not contain a covenant or other provision that specifically is intended to afford the holders of the Debt Securities special protection in the event of a highly leveraged transaction.

SUCCESSOR CORPORATION

     The Indenture provides that the Company may consolidate with, or transfer all or substantially all of its assets to, or merge with or into, any other corporation, provided, that in any such case: (i) the surviving Company is a corporation organized and existing under the laws of the United States or any state thereof and, if not the Company, assumes, by supplemental indenture, all of the obligations of the Company under the Debt Securities and the Indenture and (ii) immediately after such merger or consolidation, or such transfer, no default exists in the performance of any such obligation. Subject to certain limitations in the Indenture, the Trustee may receive from the Company an officer's certificate and an opinion of counsel as conclusive evidence that any such consolidation or transfer, and any such assumption, complies with the provision of the Indenture.

EVENTS OF DEFAULT

     An "Event of Default" with respect to a series of Debt Securities will occur if: (1) the Company defaults in any payment of interest on any Debt Securities of the series when the same becomes due and payable and the Default continues for a period of 60 days; (2) the Company defaults in the payment of the principal of any Debt Securities of the series when the same becomes due and payable at maturity or upon redemption, acceleration or otherwise and the Default continues for a period of three business days; (3) the Company defaults in the payment or satisfaction of any sinking fund obligation with respect to any Debt Securities of a series as required by the Securities Resolution or supplemental indenture establishing such series and the Default continues for a period of three business days; (4) the Company defaults in the performance of any of its other agreements applicable to the series and the Default continues for 90 days after the notice specified below; (5) the Company pursuant to or within the meaning of any Bankruptcy Law: (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case,
(C) consents to the appointment of a Custodian for it or for all or substantially all of its property, or (D) makes a general assignment for the benefit of its creditors; (6) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (A) is for relief against the Company in an involuntary case, (B) appoints a Custodian for the Company or for all or substantially all of its property, or (C) orders the liquidation of the Company; and the order or decree remains unstayed and in effect for 60 days; or (7) any other event of default provided for in the series occurs.

     "Bankruptcy Law" means Title 11, U.S. Code or any similar Federal or State law for the relief of debtors.

     "Custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law.

     "Default" means any event which is, or after notice or passage of time would be, an Event of Default. A Default described in clause (4) above is not an Event of Default until the Trustee or the Holders of at least

33 1/3% in principal amount of the series notify the Company of the Default and the Company does not cure the Default within the time specified after receipt of the notice. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Debt Securities of the series. Subject to certain limitations, Holders of a majority in principal amount of the Debt Securities of the series may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the series notice of any continuing Default (except a Default in payment of principal or interest) if it determines that withholding notice is in their interest. The Company is required to furnish the Trustee, annually, a brief certificate as to the Company's compliance with all conditions and covenants under the Indenture.

     The Indenture does not have a cross-default provision. Thus, a default by the Company on any other debt would not constitute an Event of Default. A Default on any series of Debt Securities shall not constitute a Default on any other series unless so provided in such other series.

AMENDMENTS AND WAIVERS

     Unless the Securities Resolution establishing the terms of a series otherwise provides, the Indenture and the Debt Securities of a series may be amended, and any default may be waived as follows. The Debt Securities and the Indenture may be amended with the consent of the holders of a majority in principal amount of the Debt Securities of all series affected voting as one class. Unless the Securities Resolution establishing the terms of the series otherwise provides, a default on a series may be waived with the consent of the holders of a majority in principal amount of the Debt Securities of the series. However, without the consent of each Holder affected, no amendment or waiver may
(1) reduce the amount of Debt Securities whose holders must consent to an amendment or waiver, (2) reduce the interest on or change the time for payment of interest on any Debt Security, (3) change the dates on which principal and interest on any Debt Security are payable, (4) change the times at which principal or sinking fund payments are payable pursuant to, or the amounts of principal or sinking fund payments subject to, provisions, if any, relating to mandatory redemption, redemption at the option of the Holder or sinking fund payments, (5) reduce the principal of any nondiscounted Debt Security or reduce the amount of principal of any discounted Security that would be due on acceleration thereof, or (6) waive any default in payment of interest on or principal of a Debt Security. Without the consent of any Holder, the Indenture, the Debt Securities or any coupons may be amended to cure any ambiguity, omission, defect or inconsistency; to provide for assumption of Company obligations to Holders in the event of a merger or consolidation requiring such assumption; to provide that specific provisions of the Indenture not apply to a series of Securities not previously issued; to create a series and establish its terms; to provide for a separate Trustee for one or more series; or to make any change that does not materially adversely affect the rights of any Securityholder.

DEFEASANCE

     Debt Securities of a series may be defeased in accordance with their terms and, unless the Securities Resolution establishing the terms of the series otherwise provides, as set forth below. The Company at any time may terminate as to a series all of its obligations (except for certain obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a Debt Security, to replace destroyed, lost or stolen Debt Securities and to maintain agencies in respect of the Debt Securities) with respect to the Debt Securities of the series and the Indenture ("legal defeasance"). The Company at any time may terminate as to a series its obligations, if any, with respect to the Debt Securities of the series under the covenants, if any, described in the Prospectus Supplement ("covenant defeasance").

     The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, a series may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, a series may not be accelerated by reference to the covenants described in the Prospectus Supplement.

     To exercise either defeasance option as to a series, the Company must deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Debt Securities of the series to redemption or maturity and must comply with certain other conditions. In particular, the Company must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to Holders for federal income tax purposes. "U.S. Government Obligations" are direct obligations of the United States of America which have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuers option, or certificates representing an ownership interest in such obligations.

REGARDING THE TRUSTEE

     Chemical Trust Company of California will act as Trustee and Registrar for Debt Securities issued under the Indenture and, unless otherwise indicated in a Prospectus Supplement, the Trustee will also act as Transfer Agent and Paying Agent with respect to the Debt Securities. The Company may remove the Trustee with or without cause if the Company so notifies the Trustee one month in advance and if no Default occurs or is continuing during the one-month period.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of California.

                         DESCRIPTION OF CAPITAL SHARES

     The authorized capital stock of the Company consists of 10,000,000 Common Shares, par value $2.50 per share, and two classes of Preferred Shares, consisting of 150,000 $100 Preferred Shares, par value per share (the "$100 Preferred Shares"), and 88,000 Preferred Shares, par value $25 per share (the "$25 Preferred Shares"). As of September 30, 1996, there were outstanding 7,878,628 Common Shares, 86,400 $25 Preferred Shares (of which 22,400 are subject to mandatory redemption) and no $100 Preferred Shares.

     The following statements are brief summaries of certain information relating to the Company's Common Shares and their rights and limitations, including those resulting from the provisions of the Company's debt instruments. For a more complete statement, reference is made to the Company's Restated Articles of Incorporation, which are filed as an exhibit to the Registration Statement of which this Prospectus is a part.

DIVIDEND RIGHTS

     Subject to the preferential dividend rights of holders of the Company's $25 Preferred Shares and $100 Preferred Shares, if any, dividends on the Common Shares are payable when and as declared by the Board of Directors out of funds not restricted as to the payment of dividends.

     The Company's Restated Articles of Incorporation provide that except under certain specified circumstances no dividend, other than dividends payable in shares of the Company, may be declared on the Common Shares which, after giving effect to such declaration, would cause the Company's Common Stock Equity to be less than 25% of the Total Capitalization, as such terms are defined therein. Common Stock Equity under this formula was approximately 50% of Total Capitalization as of September 30, 1996. The payment of dividends on the Common Shares is also restricted under various debt instruments which have been issued. Under the most restrictive provision (which is contained in the Reimbursement Agreement by and between the Company and Barclays Bank International Limited dated as of November, 1984), as of September 30, 1996, earned surplus of $22,458,000 was available, subject to applicable law, for the payment of cash dividends on the Common Shares.

     Preferred dividends are cumulative, so that if full dividends, in respect of any previous quarter, have not been paid, or declared and set apart for payment, on all $25 Preferred Shares and $100 Preferred Shares at the time outstanding, or if the Company is in default with respect to any preferred sinking fund requirement, the deficiency must be fully paid before any dividend can be paid on the Common Shares.

VOTING RIGHTS

     Holders of Common Shares and $25 Preferred Shares are entitled to vote together on all matters. Each holder of Common Shares is entitled to one-tenth of one vote for each share held and each holder of $25 Preferred Shares is entitled to one vote for each share held as of the applicable record date. If at any time four quarterly dividends (whether or not consecutive) have accrued on shares of any series of $25 Preferred Shares and are in arrears, then at the annual meeting of shareholders next following such dividend default, or under certain circumstances, at a special meeting called on the written request of the holders of not less than 10% of the then-outstanding $25 Preferred Shares, the holders of the outstanding $25 Preferred Shares are entitled, voting separately as a class, to elect the smallest number of directors of the Company which constitutes a majority of the authorized number of such directors.

     In addition, it is provided in the Restated Articles of Incorporation with respect to the $25 Preferred Shares as a class and each series of $100 Preferred Shares that the Company may not take certain actions which may adversely affect their interest without the approval of two-thirds ( 2/3), or in certain instances a majority, of the outstanding shares of such class or series, as the case may be. Actions with respect to which such approval is required (in some instances only if the proposed action does not satisfy certain tests) include
(i) alterations in the preferences, voting powers and other rights of such class or series, (ii) authorization or issuance of any shares of any class ranking prior to such class or series, (iii) reclassification of shares of any class ranking junior to or on a parity with such class or series into shares of any other class ranking prior to such class or series, (iv) the sale, conveyance, leasing or other disposition of all or substantially all of the Company's assets, properties or business and (v) consolidation or merger with or into any other corporation.

LIQUIDATION RIGHTS

     After there shall have been paid in cash the full amounts to which the $25 Preferred Shares and the $100 Preferred Shares are entitled upon liquidation, whether voluntary or involuntary ($25 per share and $100 per share, respectively, except that the holders of two series of $25 Preferred Shares are entitled to receive the then-applicable optional redemption price per share in the event of a voluntary liquidation plus, in each case, accrued and unpaid dividends), the holders of the Company's Common Shares are entitled to receive pro rata all remaining assets of the Company available for distribution to its shareholders.

GENERAL

     No holder of any of the Company's capital shares is entitled, as of right, to subscribe for or to purchase any additional capital shares of the Company. The Common Shares of the Company offered hereby will be fully paid and nonassessable when issued.

     The Transfer Agent and Registrar for the Common Shares is ChaseMellon Shareholder Services, L.L.C.

     Unless otherwise disclosed in the applicable Prospectus Supplement, the Common Shares will be listed on the New York Stock Exchange under the symbol "SCW".

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell Securities directly to investors on its own behalf in those jurisdictions where it is authorized to do so.

     Underwriters may offer and sell Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     It has not been determined whether any of the Debt Securities will be listed on a securities exchange. Underwriters will not be obligated to make a market in any of the Securities.

                                 LEGAL MATTERS

     Matters relating to the legality of the Debt Securities and Common Shares offered by this Prospectus will be passed upon for the Company by O'Melveny & Myers LLP. R. Bradbury Clark, a director of the Company, is of counsel to and a retired partner in the firm of O'Melveny & Myers LLP. Certain legal matters relating to the Debt Securities and Common Shares offered hereby will be passed upon for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York, which firm will rely upon the opinion of O'Melveny & Myers LLP as to matters of California law.

                                    EXPERTS

     The financial statements and schedules of the Company incorporated in this Prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 1994 and its Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

================================================================================

  NO PERSON IS AUTHORIZED WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON SHARES OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THE PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                           -------------------------

                               TABLE OF CONTENTS
                                                         PAGE
                                                         ----
                             PROSPECTUS SUPPLEMENT
                Summary Information...................    S-3
                The Company...........................    S-5
                Certain Recent Developments...........    S-5
                Use of Proceeds and Construction
                  Program.............................    S-7
                Common Share Price Range and
                  Dividends...........................    S-8
                Underwriting..........................    S-9
                PROSPECTUS
                Available Information.................      2
                Incorporation of Certain Documents by
                  Reference...........................      2
                The Company...........................      3
                Use of Proceeds.......................      3
                Selected Financial Data...............      3
                Description of Debt Securities........      4
                Description of Capital Shares.........      7
                Plan of Distribution..................      8
                Legal Matters.........................      9
                Experts...............................      9

================================================================================

================================================================================

                                1,000,000 SHARES

                              SOUTHERN CALIFORNIA
                                 WATER COMPANY

                                 COMMON SHARES
                          (PAR VALUE $2.50 PER SHARE)

                         ------------------------------

                             PROSPECTUS SUPPLEMENT

                         ------------------------------

                           A.G. EDWARDS & SONS, INC.

                          EDWARD D. JONES & CO., L.P.

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                               DECEMBER 16, 1996

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